

07005252



SEC MAIL
PROCESSING
RECEIVED
MAR 30 2007
WASH, D.C.
186
SECTION

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| SEC FILE NUMBER |
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# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Couch Financial Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Allentown Parkway, Suite 214
(No. and Street)

| Allen | Texas | 75002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Robert C. Couch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Couch Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH G. MEANS
Notary Public, State of Texas
My Commission Expires
SEPT. 12, 2009


Signature

Director

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# COUCH FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2006

COUCH FINANCIAL SERVICES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Couch Financial Services, Inc.

We have audited the accompanying statement of financial condition of Couch Financial Services, Inc., as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Couch Financial Services, Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 29, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

COUCH FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2006

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 106,060 |
| Concessions receivable | 134,846 |
| Other assets | 2,433 |
| | $ 243,339 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Commissions payable | $ 55,551 |
| Accounts payable and accrued expenses | 1,008 |
| | 56,559 |
| **Stockholders' equity** | |
| Common stock, 100,000 shares authorized, $1 par value, 10,000 shares issued and outstanding | 10,000 |
| Additional paid-in capital | 189,761 |
| Retained earnings | 5,014 |
| Receivable from Parent | (17,995) |
| Total stockholders' equity | 186,780 |
| | $ 243,339 |

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2006

| | |
|---|---|
| **Revenues** | |
| Concessions income | $ 1,313,570 |
| | 1,313,570 |
| **Expenses** | |
| Compensation and benefits | 255,691 |
| Commissions | 897,880 |
| Communications | 4,580 |
| Occupancy and equipment costs | 30,459 |
| Regulatory fees and expenses | 36,799 |
| Legal and professional expenses | 61,569 |
| | 1,286,978 |
| Income before income tax expense | 26,592 |
| Provision for income taxes | 964 |
| Net income | $ 25,628 |

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

| | Shares | Common Stock | Additional Paid-In Capital | Retained Earnings | Receivable From Parent | Total |
|---|---|---|---|---|---|---|
| Balances at December 31, 2005 | 1,000 | $ 10,000 | $ 189,761 | $ (20,614) | $ -- | $ 179,147 |
| Receivable from Parent | | | | | (17,995) | (17,995) |
| Net income | | | | 25,628 | | 25,628 |
| Balances at December 31, 2006 | 1,000 | $ 10,000 | $ 189,761 | $ 5,014 | $ (17,995) | $ 186,780 |

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

| | | |
|---|---|---|
| Balance at December 31, 2005 | $ | -- |
| Increases | | -- |
| Decreases | | -- |
| Balance at December 31, 2006 | $ | -- |

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 25,628 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Change in operating assets and liabilities: | |
| Decrease in concessions receivable | 520,155 |
| Increase in other assets | (1,592) |
| Decrease in commissions payable | (448,296) |
| Decrease in accounts payable and accrued expenses | (2,979) |
| Net cash provided (used) by operating activities | 92,916 |
| **Cash flows from investing activities** | |
| Net advanced to parent | (17,995) |
| Net cash provided (used) by investing activities | (17,995) |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -- |
| Net increase (decrease) in cash and cash equivalents | 74,921 |
| Cash and cash equivalents at beginning of year | 31,139 |
| Cash and cash equivalents at end of year | $ 106,060 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ -- |
| Income taxes | $ -- |

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Couch Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Oil2 Holdings, Inc. ("Parent"), was incorporated October 2, 2003, under the laws of the State of Texas. Operations began on January 15, 2004.

The Company is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(i) and is also a member of the National Association of Securities Dealers ("NASD"). It acts as a selling agent for its Parent in the offering of interests in oil and gas development programs.

Revenue is recognized as follows: Concession income is recognized once an investor has completed a subscription agreement, the agreement has been accepted, investor funds have been received, and, if applicable, the minimum offering subscription level has been reached.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

COUCH FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2006

Note 2 - Related Party Transactions and Concentration Risks

The Company's sole source of revenue is from direct participation programs where the Parent acts as the issuer. Accordingly, all concessions income earned in 2006 were under selling agreements for such programs. Company expenses aggregating $262,722 were paid by the Parent. The Company has an aggregated receivable from the Parent of $17,995 at December 31, 2006. Such receivable is non-interest bearing and unsecured.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of approximately $105,052 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .54 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Income Taxes

The Company files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Statement of Financial Accounting Standards No. 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. Taxable income was reduced by a net operating loss of $20,164.

COUCH FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2006

Note 5 - Income Taxes, continued

Deferred tax assets are as follows:

| | Deferred Tax Asset December 31, 2005 | Current Period Changes | Deferred Tax Asset December 31, 2006 |
|---|---|---|---|
| Federal | $ 3,100 | $ (3,100) | $ -0- |
| Valuation allowance | (3,100) | 3,100 | -0- |
| Amount per balance sheet | $ -- | $ -- | $ -- |

The provision for income taxes is as follows:

| | |
|---|---|
| Current tax expense | $ 964 |
| Deferred tax (benefit) | 3,100 |
| Change in valuation allowance (benefits) of operating loss carryforward | (3,100) |
| Provision for income taxes | $ 964 |

Note 6 - Lease Obligations

The Company leases office facilities under a thirty-six month lease with an option to renew. The lease may be terminated anytime after September 30, 2007 for a payment equal to three times the monthly rent of $1,700.

Rent expense relating to office facilities was approximately $5,100 for the year ended December 31, 2006

Note 7 - Contingencies and Subsequent Events

The Company, the Parent, and certain other related parties (the "Defendants") have been named in a lawsuit in which the plaintiffs are alleging the Defendants committed securities fraud, fraudulent concealment and common law fraud. The plaintiffs have not stated with specificity any claims against the Company, but they allege that the Defendants should be jointly and severally liable for any

COUCH FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2006

Note 7 - Contingencies and Subsequent Events

damages. Management intends to vigorously contest the lawsuit and in the event of an unfavorable outcome, the potential loss could exceed $1,000,000.

The SEC through an examination conducted in March 2007 has asserted that the Company had a net capital deficiency of $124,561 on January 31, 2007. The deficiency stemmed from the reclassification of certain Company expenses paid by the Parent from capital contributions to loans and the accrual of certain other expenses paid by the Parent. The Company is disputing the findings since it believes the SEC failed to consider distributions to the Parent as loan repayments. The Company reported the net capital deficiency to the SEC and NASD on March 14, 2007 and believes that it was back in compliance with the net capital requirements on such date.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

**Schedule I**

COUCH FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total ownership equity qualified for net capital | $ 186,780 |
| Add: | |
| Other deductions or allowable credits | -- |
| Total capital and allowable subordinated liabilities | 186,780 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Concessions receivable in excess of commissions payable | (79,295) |
| Other assets | (2,433) |
| Net capital before haircuts on securities positions | 105,052 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | -- |
| Net capital | $ 105,052 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 56,559 |
| Total aggregate indebtedness | $ 56,559 |

**Schedule I (continued)**

COUCH FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 3,771 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess net capital | $ 100,052 |
| Excess net capital at 1000% | $ 99,396 |
| Ratio: Aggregate indebtedness to net capital | .54 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**Schedule II**

COUCH FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2006



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Couch Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Couch Financial Services, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 29, 2007

END